Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Kaleyra, S.p.A.	Italy
Buc Mobile, Inc.	Delaware
Solutions Infini Technologies (India) Private Limited	India
Campaign Registry, Inc.	Delaware
Solutions Infini FZE	Dubai International Financial Centre
Kaleyra PTE	Singapore
Kaleyra SA	Switzerland
Kaleyra Technologies Indonesia	Indonesia
Volcano Merger Sub, Inc.	Delaware